April 25, 2014

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         GulfSlope Energy, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed March 20, 2014
File No. 333-194694

Dear Ms. Ransom,

In response to your comment letter dated April 16, 2014, GulfSlope Energy, Inc. (the “Company,” “GulfSlope,” “we,” and “us”) has the following responses.

General

1.
We note statements throughout your prospectus regarding your status as an emerging growth company.  Please supplementally provide us with copies of any written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

On behalf of the Company, we advise the Staff that, to date, neither it nor anyone authorized to do so on its behalf has presented any written communications as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.  Similarly, on behalf of the Company, we advise the Staff that, to date, it is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering.  The Company undertakes to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, or research reports, the Company will supplementally provide them to the Commission for review.

Securities and Exchange Commission
April 25, 2014

2.
We note that you filed a Form 8-K on June 6, 2013 disclosing the appointment of Mr. Seitz as your CEO and it appears that during 2013 he came to own 36.5% of the common stock.  Please provide us with your analysis regarding whether those events triggered disclosure requirements under Item 5.01 of Form 8-K.

RESPONSE:

The Company’s analysis of Mr. Seitz’ acquisition of 36.5% of its common stock in March 2013 resulting in the filing of a Form 8-K on March 26, 2013 describing the transaction, and the subsequent Company debt and equity financings in April and May 2013 coupled with its then business operations resulted in the Company filing additional Item 5.01 disclosure (including the Form 10 information) in Part II, Items 1A and Item 5 of the Form 10-Q filed on May 15, 2013.  Please see pages 11 through 33 of the Form 10-Q filed on May 15, 2013, which disclosure also contained the disclosure set forth in the Form 8-K filed on March 26, 2013.  The Company intends to file a Form 8-K in short order cross-referencing the 5.01 disclosure to the Form 8-K filed on March 26, 2013 as well as the Form 10-Q filed on May 15, 2013.

Prospectus Summary, page 1
3.	Please clarify what you mean by E&P companies. In addition, please add a brief description of your business plan, focusing on how you ultimately intend to generate revenue.

RESPONSE:
The Company has amended its disclosure to clarify that E&P companies refers to oil and natural gas exploration and production companies and to provide a brief description of our business plan.  Please see “Summary – Competitive Advantages – Experienced Management Team” on page 3 of Amendment No. 1, and “Summary – Our Strategy and Value Proposition” on page 4 of Amendment No. 1.

4.	Please balance the discussion of your business with a discussion of your principal competitive challenges and risks. Refer to Securities Act Release No. 33-6900.

RESPONSE:

We have revised the Registration Statement to include a summary of key risks that are associated with our business and an investment in us. Please see “Summary – Risk Factors” on page 6 of Amendment No. 1.

Securities and Exchange Commission
April 25, 2014

5.	Please clarify where within North America you are focusing your efforts.

RESPONSE:

We have revised the Registration Statement to clarify that the Company’s current focus is on oil and gas prospects in the Gulf of Mexico.  Please see “Summary – The Company” on page 3 of Amendment No. 1.  This disclosure is incorporated throughout Amendment No. 1.

Competitive Advantages, page 3

Experienced management team, page 3

6.	Please expand your disclosure to explain why you believe that the “strength of [y]our management team distinguishes” you from your competitors.

RESPONSE:

We have revised the Registration Statement to expand the disclosure.  Please see “Summary – Competitive Advantages – Experienced Management Team” on page 3 of Amendment No. 1.  This disclosure is also incorporated into the “Business” section of Amendment No. 1.

Advanced seismic image processing, page 3

7.	Please revise your disclosure to clarify how this factor is specifically a competitive advantage for you.

RESPONSE:

We have revised the Registration Statement to expand the disclosure.  Please see “Summary – Competitive Advantages – Advanced Seismic Processing” on page 3 of Amendment No. 1.  This disclosure is also incorporated into the “Business” section of Amendment No. 1.

Well positioned to acquire lease and prospect acquisition opportunities

8.	Please revise your disclosure to clarify how you believe you are well positioned to exploit these opportunities.

RESPONSE:

We have revised the Registration Statement to expand the disclosure.  Please see “Summary – Competitive Advantages – Well Positioned to Acquire Lease Acquisition Opportunities” on page 3 of Amendment No. 1.  This disclosure is also incorporated into the “Business” section of Amendment No. 1.

Securities and Exchange Commission
April 25, 2014

Recent Developments, page 5

9.	Please explain what you mean by the terms “prospects” and “3D seismic.”

RESPONSE:

We have revised the Registration Statement to define the terms “prospects” and “3D seismic.”  Please see “Summary – the Company” page 3 of Amendment No. 1.

Summary Financial Data, page 6

10.
Please ensure that your summary financial data agrees to your financial statements.  For example, what you have presented as net loss is labeled as net loss from operations on your statement of operations.  In addition, accrued expenses and other are not zero on your balance sheets as of September 30, 2013 and 2012.  Finally, the balance sheet data as of December 31, 2012 does not agree to your balance sheet.  Please revise or advise.

RESPONSE:

We have revised the summary financial data to mirror the financial statements in the Registration Statement.  Please see page 7 of Amendment No. 1.

Risk Factors, page 7

Our fiscal 2013 audited financial statements contain a going-concern qualification . . . page 8

11.
We note that your independent accounting firm has expressed substantial doubt about your ability to continue as a going concern.  Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months.

RESPONSE:

We have revised the Registration Statement to expand the disclosure.  Please see page 9 of Amendment No. 1.  Similar disclosure has also been added to existing risk factors to be consistent in the Company’s presentation.

Selling Security Holders, page 18

12.
Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers.  Additionally, tell us if the broker-dealer received the securities as underwriting compensation.  Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

Securities and Exchange Commission
April 25, 2014

RESPONSE:

The Company has added disclosure under the heading "Selling Security Holders" on page 20 of Amendment No. 1 to state that each of the selling shareholders has informed us that he, she or it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.   The Company also included disclosure that unless otherwise indicated in the table of selling shareholders, none of the selling shareholders are affiliates of broker-dealers.  Additionally, the Company included additional disclosure on this issue under “Plan of Distribution” on page 23 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 33

13.
We note your disclosure that you will require up to $19.4 million to fund operations during calendar 2014.  Please discuss in more detail what is included in this $19.4 million.  Please discuss your material commitments for capital expenditures.  Please provide a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.

RESPONSE:

We have revised the Registration Statement to expand the disclosure.  Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 37 of Amendment No. 1.

14.
We also note that you have working capital deficits.  Please discuss your intentions as to how you plan to fund working capital and whether it is included in the $19.4 million that you have disclosed you require to fund operations during calendar 2014.

RESPONSE:

We have revised the Registration Statement to expand the disclosure.  Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” on page 34 of Amendment No. 1.

Management, page 37

15.
Please revise the biographical information for Mr. Seitz and Dr. Bain to disclose, for the last five years, the name and principal business of any corporation or other organization where they were employed and the dates or duration of such employment.  Please refer to Item 401(c) of Regulation S-K.

Securities and Exchange Commission
April 25, 2014

RESPONSE:

We have revised the disclosure of Mr. Seitz and Dr. Bain’s employment over the last five years.  See “Summary – Key Management” on page 4 and “Management” on page 40 of Amendment No. 1.

Financial Statements of GulfSlope Energy, Inc. as of and for the years ended September 30, 2013 and 2012 and for the period from inception, page F-2

Balance Sheets, page F-3

16.
For the year ended September 30, 2012, your subtotal for current liabilities does not appear to be the summation of all of the amounts you have listed in the current liabilities section.  Please revise or advise.

RESPONSE:

We have deleted the “accrued expense and other payables” amount of $62,914 at September 30, 2012.  Please see page F-3 of Amendment No. 1.

Note 3 – Exploration costs, page F-10

17.
We note your disclosure that on March 20, 2013, the company entered into an agreement with third parties pursuant to which the company was assigned the exclusive right to license certain seismic data.  You also state on page F-14 in footnote 7 that in April 2013 the company issued 243,516,666 shares of common stock to third parties in relation to the licensing of certain seismic data.  However, on page F-13 in your related party transactions footnote, it appears that the stock paid as consideration for this agreement was issued to current officers of your company.  Please explain to us the relationship of your current officers to the licensor of the seismic data.  Please revise your disclosures to clarify if this transaction was with unrelated third parties or related parties.

RESPONSE:

We have deleted the confusing language for the related party footnote and provided additional clarifying language.  Please see page F-13 of Amendment No. 1.  None of our current officers were an officer or director of the Company when the license was entered into and none of our officers were a director or officer of the seismic data licensor.

18.
We note that in March 2013 you entered into two seismic data licensing agreements with different seismic companies and that license fees totaled $6,135,500 and $4,012,260.  Please revise your disclosure to summarize the material terms of the agreements and file the agreements as exhibits, or provide us with an analysis as to why these agreements should not be considered material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission
April 25, 2014

RESPONSE:

The Company respectfully submits to the Staff that, for the reasons set forth below, it is not substantially dependent upon these agreements for purposes of Item 601(b)(10) and is therefore not required to summarize the material terms of these agreements or file these agreements as exhibits to the Registration Statement.  Each of the agreements are immaterial to our operations, as these services are easily obtained from various vendors should the need arise.

The Company respectfully submits to the Staff that the disclosure of the fees paid under the agreements, coupled with the disclosure under “Risk Factors” about “Non-Exclusive Seismic License Agreement” and the basic disclosure of the services provided under the agreements, is sufficiently informative to investors and that specific disclosure of the material terms of these agreements would not meaningfully enhance an investor’s understanding of the Company’s business.

The Company respectfully informs the Staff that the agreements it has entered into for seismic data licensing are turnkey agreements, which are common in the exploration business and are of the type that “ordinarily accompanies the kind of business conducted by the registrant,” within the meaning of Item 601(b)(10)(i) of Regulation S-K.  These types of agreements are not customarily filed as exhibits by others in our industry.  Nor, do the suppliers of the seismic data, for instance TGC Industries, Inc., consider these type contracts material agreements which require filings as an exhibit.  In support of the Company’s position, TGC Industries, Inc., one of the other parties to the agreements, summarized these type agreements in its Form 10-K, filed with the SEC on March 17, 2014, as:

“Our contracts are obtained either through competitive bidding or as a result of customer negotiations. Our services are conducted under general service agreements for seismic data acquisition services which define certain obligations for us and for our customers. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party upon 30 days’ advance written notice, is entered into for every project. We currently operate under supplemental agreements that are either “turnkey” agreements providing for a fixed fee to be paid to us for each unit of data acquired or “term” agreements providing for a fixed hourly, daily, or monthly fee during the term of the project or projects.”

Not only does TGC Industries, Inc., treat these type agreements as ordinary contracts, TGC Industries, Inc.,  also stresses that the contracts are entered into based upon “competitive bidding or as a result of customer negotiations.”   Due to the competitive nature of the contracts it would put both the Company and TGC Industries, Inc at a competitive disadvantage to file these agreements.

Securities and Exchange Commission
April 25, 2014

In determining whether to file these agreements as an exhibit to the Company’s SEC filings, the Company carefully analyzed the requirements of Item 601(b)(10)(ii)(B) of Regulation S-K. The Company considered all relevant factors, including the non-recurring nature of these contracts and Company’s ability to obtain these services from another vendor.  After consideration of these factors, the Company determined that it is not substantially dependent upon this agreement for purposes of Item 601(b)(10) and is therefore not required to summarize the material terms of this agreement or file this agreement as an exhibit.

Note 5 – Income Taxes, page F-10

19.
We note your disclosure of a provision for income taxes of $100 for the year ended September 30, 2012.  However, your Statement of Operations shows $0 for provision for income taxes for the same period.  Please revise or advise.

RESPONSE:

We have deleted the provision for income taxes of $100 for the year ended September 30, 2012.  Please see page F-12 of Amendment No. 1.

Note 6 – Related Party Transactions, page F-12

20.
To the extent some or all of your officer(s) or director(s) do not receive reasonable compensation for the amount of time devoted to the company, please disclose that the financial statements do not include compensation charges for services donated by certain officer(s) or director(s) of the company, and quantify the fair value of the donated services.  To the extent any other donated services exist, such as certain accounting services provided by Domenica Seitz, please disclose with quantification of the amount.  Refer to ASC 850-10-50-1.

RESPONSE:

We have provided additional disclosure, consistent with ASC 850-10-50-1, in footnote number 6 relating to both John Seitz and Domenica Seitz.  Please see pages F-13 and F-14 of Amendment No. 1.  Comparable disclosure for Mr. Seitz is also set forth on page 42 of Amendment No. 1 and comparable disclosure for Mrs. Seitz is also set forth on page 44 of the Registration Statement.

Condensed Statements of Operations, page F-17

21.
We note that basic and diluted loss per share are equal.  Please tell us and disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.  Refer to ASC 260-10-50-1c.

Securities and Exchange Commission
April 25, 2014

RESPONSE:

We have provided additional disclosure, consistent with ASC 260-10-50-1c, in footnote number 2.  Please see page F-9 of Amendment No. 1.

Outside Back Cover Page of Prospectus

22.	Please provide disclosure required by Item 502(b) of Regulation S-K.

RESPONSE:

We have included this disclosure in the Registration Statement.  See the back cover page of Amendment No. 1.

Part II – Information Not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

23.	Please revise to state briefly the facts relied upon to make the exemption available. Please see Item 701(d) of Regulation S-K.

RESPONSE:

We have included additional disclosure in the Registration Statement.  Please see Item 15 on pages II-2 and II-3 of Amendment No. 1.

Signatures, page II-5

24.	Please revise the signature page to include the signatures of your controller or principal accounting officer in accordance with Instruction 1 to the Signatures section of Form S-1.

RESPONSE:

We have revised the signature page in the Registration Statement.

Exhibit 5.1

25.
In the fourth paragraph of its opinion, with respect to the shares covered by the registered resale transaction, counsel uses the qualification “when issued and delivered by the Company in accordance with their terms.”  Please clarify why this qualification is necessary, as it appears based on the disclosure in the prospectus that all of the shares are issued and outstanding, or have counsel revise its opinion to eliminate this qualification.

Securities and Exchange Commission
April 25, 2014

RESPONSE:

The opinion from legal counsel has been revised accordingly.

Regards,

BREWER & PRITCHARD, P.C.

/s/  Thomas C. Pritchard
Thomas C. Pritchard, Esq.